Exhibit 1

     IIJ Technology Signs a Definitive Agreement for the Transfer of Securities System Operations of Yamatane Co., Ltd.


    TOKYO--(BUSINESS WIRE)--Sept. 17, 2004--Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), one of Japan's leading Internet access and comprehensive network solutions providers, announced that IIJ Technology Inc. (IIJ-Tech), its 67.9% owned subsidiary, today concluded a definitive agreement for a business transfer with Yamatane Co., Ltd. covering their systems development and administration operations for securities brokers.
    As announced by IIJ-Tech on 19 August 2004, a memorandum of understanding was concluded outlining the business transfer. This was followed by several meetings to work out the details of the final agreement, which are shown below.
    To complete the transition smoothly, IIJ-Tech and Yamatane will work closely together to meet the 1 October 2004 transfer date. Once the transfer is complete, the operations will be run by the recently established IIJ Financial Systems Inc.

    1. Purpose of the Business Transfer

    In recent years, securities trading operations in Japan have become more diverse due to changes in the law, such as the abolishment of laws barring banks from the OTC market, and as a result, the network systems used to manage these operations have become more complex. IIJ-Tech has been a pioneer in the field of online securities trading system development. This agreement brings together IIJ-Tech's years of experience and Yamatane's understanding of over-the-counter systems development and management for securities firms. The synergies created will produce network systems that are optimized for diverse securities trading operations. The business transfer will also strengthen and broaden the company's service and revenue bases and greatly expand the scale of IIJ-Tech's business.

    2. Outline of the Business Transfer

    Transferred Assets: All goodwill to Yamatane securities systems business, and all tangible and intangible fixed assets related to this business
    Transfer Date: 1 October, 2004 (tentative)
    Assignee: IIJ Financial Systems Inc. (IIJ-FS)

    3. Description of the Transferred Operations

    Business: Provision of development and administration of
              securities trading systems for securities companies.
    Sales: JPY2.3 billion in Fiscal Year 2003
    Number of Employees: 70

    4. Outline of IIJ Financial Systems Inc.

    Location: 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo
    Representative: President Takeshi Kikuchi
    Established: September, 2004
    Paid in Capital: JPY50 million
    Shareholders: IIJ Technology Inc. 100%
    Business: System development and its operation for financial institutions

    About Yamatane, Inc.

        Location: 1-1-1 Echujima, Koto-ku, Tokyo
        Representative: President Mikio Suzuki
        Established: July, 1924
        Employee: 326 (As of March 31, 2004)
        Paid in Capital: JPY8,044 million

    About IIJ Technology Inc.

        Location: 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo
        Representative: President Ryosuke Ariga
        Established: November 26, 1996
        Employee: 268 (As of April 1, 2004)
        Paid in Capital: JPY2.2 billion

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    About IIJ-Tech

    IIJ Technology Inc. (IIJ-Tech) was established in November 1996 by IIJ, Sumitomo Corp., Itochu Corp., Sumitomo Electric Industries, Hitachi Software Engineering, Sun Microsystems, Toyota, Hewlett Packard Japan and others. IIJ-Tech provides comprehensive Internet systems integration and consulting services for corporate networks and e-commerce systems.
    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    For inquiries, contact:
    IIJ Group Media/Investor Relations Office
    Tel: +81-3-5259-6310
    E-mail: press@iij.ad.jp
    URL: http://www.iij.ad.jp/

    CONTACT: IIJ Group Media/Investor Relations Office
             +81-3-5259-6310
             press@iij.ad.jp
             http://www.iij.ad.jp/